FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1467.31 pence per Share on 19 April 2012, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 12 April 2012.

Ordinary Shares
Dr M M Slaoui	342.385
Mr S M Bicknell	0.151
Mr M Dunoyer	149.508
Mr E J Gray	526.549
Mr S A Hussain	331.646
Mr D S Redfern	237.738
Ms C Thomas	179.719
Mr P C Thomson	139.895
Dr P J T Vallance	151.316
Mr C Weber	328.306
Mrs V A Whyte	14.709

The Company was advised of this information on 20 April 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

20 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc